1.  Name of Reporting Person
    SS or IRS Identification No. of Above Person

	Anderson Capital Management
	94-3077663

2.  Check the Appropriate Box if Member of a Group

	N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

	California

5.  Sole Voting Power

	36,800

6.  Shared Voting Power

	41,300

7.  Sole Dispositive Power

	36,800

8.  Shared Dispositive Power

	162,932

9.  Aggregate Amount Beneficially Owned for Each Reporting Person

	162,932

10.  Check Box if the Aggragate Amount in Row (9) Excludes Certian Shares

	N/A

11.  Percent of Class Represented by Amount in Row (9)

	7.21%

12.  Type of Reporting Person

	IA

1.  Name of Reporting Person
    SS or IRS Identification No. of Above Person

	C. Derek Anderson
	###-##-####

2.  Check the Appropriate Box if Member of a Group

	N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

	USA

5.  Sole Voting Power

	36,800

6.  Shared Voting Power

	41,300

7.  Sole Dispositive Power

	36,800

8.  Shared Dispositive Power

	162,932

9.  Aggregate Amount Beneficially Owned for Each Reporting Person

	162,932

10.  Check Box if the Aggragate Amount in Row (9) Excludes Certian Shares

	N/A

11.  Percent of Class Represented by Amount in Row (9)

	7.21%

12.  Type of Reporting Person

	IA

Item 1(a):	Name of Issuer:

		PremiumWear, Inc.

Item 1(b):	Address of Issuer's Principal Executive Offices:

		8000 W. 78th Street, Suite 400
		Minneapolis, MN 55439

Item 2(a):	Name of Person Filing:

		C. Derek Anderson ("Anderson")
		Anderson Capital Management, Inc. ("ACM")

Item 2(b):	Address of Principal Businesss Office:

		Both C. Derek Anderson and Anderson Capital Management maintain their
		principal offices at:

		220 Sansome Street, Suite 400
		San Francisco, CA 94104

Item 2(c):	Citizenship:

		C. Derek Anderson is a USA Citizen.
		Anderson Capital Management, Inc. is a California corporation.

Item 2(d):	Title of Class of Securities:

		Common Stock

Item 2(e):	CUSIP NUMBER:

		740909106

Item 3:	Type of Person

		Both C. Derek Anderson ("Anderson") and Anderson Capital Management, Inc.
  ("ACM") are Investment Advisors registered under Section 203 of the
  Investment Advisors Act of 1940.

Item 4:	Ownership

		(a) 	Amount Beneficially Owned:		162,932

		(b) 	Percent of Class:			    7.21%

		(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote	36,800
		(ii)	shared power to vote or to direct the vote	41,300
		(iii)	sole power to dispose or to direct the
			  disposition of					36,800
		(iv)	shared power to dispose or to direct
			  the disposition of 			          162,932

		ACM does not vote any of the foregoing shares for its advisory clients.

Item 5:	Ownership of Five Percent or Less of a Class:

		Not applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

		With regard to the Shares reported herein which were acquired by ACM as
		agent for its investment advisory clients over whose accounts ACM may
		hold discretionary authority, the beneficial owners or legal owners of such
		accounts have the right to receive or the power to direct the receipt of
		dividends from, or the proceeds from the sale of Shares. None of these
		beneficial or legal owners individually holds such rights or powers
  relating	to more than five percent (5%) of the outstanding shares.

Item 7:	Identification and Classificiation of the Subsidiary Which Acquired
  the Security Being Reported on by the Parent Holding Company.

		Not applicable

Item 8:	Identification and Classification of Members of the Group:

		Not applicable

Item 9:	Notice of Dissolution of Group:

		Not applicable


Item 10:	Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the
		effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in
  any	transaction having such purposes or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. D. Anderson for himself



_________________________
C. Derek Anderson


Patricia Love Anderson as
President & CEO of
Anderson Capital Management, Inc.



__________________________
Patricia Love Anderson